CONTRIBUTION AGREEMENT

THIS CONTRIBUTION AGREEMENT (together with its exhibits and schedules, and with all documents and instruments delivered hereunder, collectively this "Agreement") is made and entered into this 21st day of September, 2005 (the "Agreement Date") by and among the following:

    (i)   PowerCerv Corporation ("PowerCerv"), a Florida corporation;

    (ii)   Alex H. Edwards, III ("Edwards"), an individual residing in Tampa, Florida;

    (iii)   Thomas J. Bean ("Bean"), an individual residing in Tampa, Florida;

    (iv)   John D. Stanton ("Stanton"), an individual residing in Tampa, Florida;

    (v)   SearchPlay, LLC ("SearchPlay"), a Florida limited liability company;

    (vi)   ioMedia Partners, LLC ("ioMedia"), a North Carolina limited liability company;

    (vii)   Michael R. Roe ("Roe"), an individual residing in Neptune Beach, Florida;

    (viii)   John B. Leath, Jr. ("Leath"), an individual residing in Graham, North Carolina;

    (ix)   Blu Ventures, LLC ("Blu"), a Florida limited liability company;

    (x)   Robert G. Brahms ("Brahms"), an individual residing in Long Island, New York;

    (xi)   Courtney P. Jones ("Jones"), an individual residing in Ft. Myers, Florida;

In this Agreement:

A. Each of ioMedia, Roe and Leath is sometimes referred to individually as an "ioMedia Party," and any two or more of them are sometimes referred to together as "ioMedia Parties;"

B. Each of Blu, Brahms and Jones is sometimes referred to individually as a "Blu Party," and any two or more of them are sometimes referred to together as "Blu Parties;"

C. Each of Blu and ioMedia is sometimes referred to individually as a "SearchPlay Member," and any the two of them together are sometimes referred to together as the "SearchPlay Members;"

D. Each of Edwards, Bean and Stanton is sometimes referred to individually as a "Debtholder," and any two or more of them are sometimes referred to together as "Debtholders;" and

POWERCERV CORPORATION
(Florida corporation)

By: ______________________
Name: JOHN STANTON
Title: CEO

____
ALEX H. EDWARDS, III

Thomas Bean /AHE
THOMAS J. BEAN

John Stanton/AHE
JOHN D. STANTON

SEARCHPLAY, LLC
(Florida limited liability company)

By: ______________________ MGR
Name: John B. Leath, Jr.
Title: Manager

By: ______________________
Name: Michael R. Roe 27 Sept 2001
Title: Manager

IOMEDIA PARTNERS, LLC
(North Carolina limited liability company)

By: _____
Name: John B. Leath, Jr.
Title: Manager

By: _____
Name: Michael R. Roe   21 Sept 2005
Title: Manager

_____
MICHAEL R. ROE   21 Sept 2005

_____
JOHN B. LEATH, JR.

BLU VENTURES, LLC
(Florida limited liability company)

By: _____
Name: Robert G. Brahms
Title: Manager

By: _____
Name: Courtney P. Jones
Title: Manager

_____
ROBERT G. BRAHMS

_____
COURTNEY P. JONES

Contribution Agreement
Signature Page 2

MUTUAL RELEASE

This Mutual Release (*"Release"*) is made by and between *Blu Ventures,* its attorneys, agents, assigns, servants, affiliates, past and present employees, independent contractors, predecessors and successors, members, and managers, including without limitation Courtney P. Jones, Robert G. Brahms, Ken Christensen, and Jason Hervey (hereinafter *"Releasors"*) and *ioMedia* its attorneys, agents, assigns, servants, affiliates, past and present employees, independent contractors, predecessors and successors, members, and managers, including without limitation John B. Leath, Jr., W. Kelly Elder, Jr., and Michael R. Roe individually and in their capacities as managers of and/or creative affairs manager of SearchPlay, LLC, a Florida limited liability company ("Company") (hereinafter *"Releasees"*) (collectively the *"Parties"*); and

WHEREAS, the *Parties* wish to resolve and settle any prior disputes between them relating to the *Company* and/or the Limited Liability Company Operating Agreement of the Company dated January 23, 2004 (*"Operating Agreement"*); and

WHEREAS, the *Parties* have agreed to execute this *Release* in consideration of the fact that it is mutual and fully binding upon each party;

NOW, THEREFORE, in reliance upon the consideration set forth above, the adequacy and sufficiency of which is hereby acknowledged by the *Parties,* the *Parties* hereby covenant and agree as follows:

1.   *Releasors* agree to and do hereby generally release, acquit and forever discharge *Releasees* from any and all claims, liabilities or causes of action of every kind, character and nature, including, but not limited to, claims for the *Releasees'* own negligence, bad faith, misfeasance, malfeasance, misrepresentation, interest, attorneys' fees, costs, extra-contractual damages, and third party claims for indemnity, contribution, and any other cause of action, whether known or unknown, which *Releasors* may now have or at any time hereafter have arising out of the relationship of *Releasors* and *Releasees* with respect to SearchPlay, LLC f/k/a RADIOIO, LLC, the Operating Agreement, and any Representations and Warranties associated with the Operating Agreement, including, but not limited to, any claims which were or which could have been raised in the January 17 and January 20, 2005 letters from *Blu Ventures* to *ioMedia,* and/or January 28, 2005 e-mail from Ken Christensen to John B. Leath, Jr. and W. Kelly Elder, Jr. (the *"Dispute"*). It is understood that *Releasees* deny any liability to *Releasors,* and that this Release may not be construed as an admission of liability on the part of *Releasees.*

2.   *Releasees* agree to and do hereby generally release, acquit and forever discharge *Releasors* from any and all claims, liabilities or causes of action of every kind, character and nature, including, but not limited to, claims for the *Releasors'* own negligence, bad faith, misfeasance, malfeasance, misrepresentation, interest, attorneys' fees, costs, extra-contractual damages, and third party claims for indemnity, contribution, and any other cause of action, whether known or unknown, which *Releasees* may now have or at any time hereafter have arising out of the relationship of *Releasors* and *Releasees* with respect to SearchPlay, LLC f/k/a RADIOIO, LLC, the Operating Agreement, and any Representations and Warranties associated with that Agreement, including, but not limited to, any claims which were or which could have been raised in the *Dispute.*

3.   This *Release* is executed in order to avoid the expense, inconvenience and delays inherent in litigation. *Releasees* deny *Releasors'* claims and contend that they in no way acted wrongfully or unlawfully concerning *Releasors* or concerning any other matter referenced herein. Likewise, *Releasors* deny *Releasees'* claims and contend that they in no way acted wrongfully or unlawfully concerning *Releasees* or concerning any other matter referenced herein. Accordingly, none of the terms and conditions of the *Release* shall be taken to either admit or deny the existence of either *Parties* liability with respect to the allegations set forth in the *Dispute,* or described in this *Release.*

4.   This *Release* is entered into and shall be construed and interpreted in accordance with the laws of the State of Florida.

5.   The *Parties* acknowledge that the terms of this *Release* were negotiated and agreed upon between *Releasors* and *Releasees,* and each of their attorneys. Because the *Parties* hereto have reviewed the terms of this *Release,* and have relied on the advice of their respective attorneys as to the terms and provisions of this *Release,* any claim that the provisions of this *Release* are to be construed against the drafter is waived or does not apply to the interpretation of the provisions hereof.

6.   All of the terms hereof shall be binding upon and inure to the benefit of the *Parties* hereto, and each of their respective heirs, representatives, administrators, executors, successors and assigns.

7.   This *Release* shall not be effective or operative until the finalization of the "Closing," as defined in the Contribution Agreement, a copy of which is attached hereto as Exhibit A.

8.   This *Release* may be executed in the form of one or more counterparts, with the same force and effect as if all *Parties* had executed a single

copy of this *Release*. A facsimile of a signature on this *Release* shall be as effective as an original signature.

IN WITNESS HEREOF, I, the undersigned, have heretofore set my hand and seal this 21st day of September , 2005.

CAUTION: THIS IS A RELEASE – READ BEFORE SIGNING

I have read the foregoing Release, understand its terms, and freely and voluntarily sign the same.

Date: 9-21-05

_____
Courtney P. Jones

_____
Robert O. Brahms

Blu Ventures Partners, LLC

By: _____

Title: _____

By: _____

Title: _____

_____
Witness

_____
Witness

Date: 9-21-05

_____
John B. Leath, Jr.,

_____
Michael R. Roe   22 Sept 2015

ioMedia Partners, LLC

By: _____

Title: _____

_____
Witness

_____
Witness

BILL OF SALE AND ASSIGNMENT

(Transfer of SearchPlay interests by ioMedia to PowerCerv)

This Bill of Sale and Assignment is EFFECTIVE as of the 21st day of September, 2005, by ioMedia Partners, LLC ("Assignor"), a North Carolina limited liability company, to PowerCerv Corporation ("Assignee"), a Florida corporation.

WITNESSETH:

Reference is made to, and this Bill of Sale and Assignment is executed and delivered pursuant to, that certain Contribution Agreement, of even date herewith, by and among Assignor, Assignee and others. Assignor does hereby contribute, grant, bargain, sell, transfer, assign and deliver to Assignee the entire right, title and interest of Assignor in, to and under SearchPlay, LLC ("SearchPlay"), a Florida limited liability company, free and clear of any and all liabilities (fixed or contingent), obligations, mortgages, liens, security interests, encumbrances, pledges, leases, claims, charges, restrictions, conditions, conditional sale contracts and any other adverse interests or encumbrances of any kind whatsoever, other than those provided under the Operating Agreement of SearchPlay.

TO HAVE AND TO HOLD unto Assignee, its legal representatives, successors and assigns forever; and Assignor does covenant, represent and warrant to and with the Assignee, its legal representatives, successors and assigns.

IN WITNESS WHEREOF, Assignor has duly executed this Bill of Sale and Assignment.

IOMEDIA PARTNERS, LLC
(North Carolina limited liability company)

By: ______________________
Name: John B. Leath, Jr.
Title: Manager

By: ______________________
Name: Michael R. Roe
Title: Manager

21 Sept 2005

BILL OF SALE AND ASSIGNMENT
(Transfer of SearchPlay interests by Blu to PowerCerv)

This Bill of Sale and Assignment is EFFECTIVE as of the 21st day of September, 2005, by Blu Ventures, LLC ("Assignor"), a Florida limited liability company, to PowerCerv Corporation ("Assignee"), a Florida corporation.

WITNESSETH:

Reference is made to, and this Bill of Sale and Assignment is executed and delivered pursuant to, that certain Contribution Agreement, of even date herewith, by and among Assignor, Assignee and others. Assignor does hereby contribute, grant, bargain, sell, transfer, assign and deliver to Assignee the entire right, title and interest of Assignor in, to and under SearchPlay, LLC ("SearchPlay"), a Florida limited liability company, free and clear of any and all liabilities (fixed or contingent), obligations, mortgages, liens, security interests, encumbrances, pledges, leases, claims, charges, restrictions, conditions, conditional sale contracts and any other adverse interests or encumbrances of any kind whatsoever, other than those provided under the Operating Agreement of SearchPlay.

TO HAVE AND TO HOLD unto Assignee, its legal representatives, successors and assigns forever; and Assignor does covenant, represent and warrant to and with the Assignee, its legal representatives, successors and assigns.

IN WITNESS WHEREOF, Assignor has duly executed this Bill of Sale and Assignment.

BLU VENTURES, LLC
(Florida limited liability company)

By: _____
Name: Robert B. Brahms
Title: Manager

By: _____
Name: Courtney P. Jones
Title: Manager

SEARCHPLAY, LLC

WRITTEN CONSENT AND RELEASE
OF MEMBERS

CONSENT

The undersigned, being the members of SearchPlay, LLC, a Florida limited liability company f/k/a RADIOIO, LLC (the *"Company"*), hereby adopt the following resolutions:

Transfer of All Membership Interests in Company

WHEREAS, ioMedia Partners, LLC, a North Carolina limited liability company (*"ioMedia"*) and Blu Ventures, LLC, a Florida limited liability company (*"Blu Ventures"*), together own 100% of the issued and outstanding membership interests of the Company;

WHEREAS, ioMedia and Blu Ventures are parties to a Limited Liability Company Operating Agreement of the Company dated as of January 23, 2004 (as amended, the *"Operating Agreement"*);

WHEREAS, the Operating Agreement restricts ioMedia's and Blu Ventures' right to transfer directly or indirectly the membership interests of the Company and provides that a member of the Company will cease to be a member of the Company if twenty-five percent (25%) of the equity interests in a member are acquired by any person who is not a holder of equity interests in the member on the date of the Operating Agreement;

WHEREAS, the undersigned have reviewed a draft of the Contribution Agreement (the *"Contribution Agreement"*) among PowerCerv Corporation (*"PowerCerv"*), a Florida corporation, ioMedia, Blu Ventures and the other parties set forth in the Contribution Agreement, a copy of which is attached to this consent as Exhibit A, pursuant to which the Membership Interests in the Company will be contributed to PowerCerv by ioMedia and Blu Ventures in exchange of voting shares of common stock of PowerCerv; and

WHEREAS, ioMedia and Blu Ventures wish to modify the Operating Agreement by revoking ARTICLE 8 dealing with restrictions on transfer of Membership Interest in the Company so that Blu Ventures may be free to convey its Membership Interests in the Company to PowerCerv pursuant to the Contribution Agreement and whereby ioMedia may be free to convey its Membership Interests in the Company to PowerCerv pursuant to the Contribution Agreement; and

WHEREAS, Section 10.8 of the Operating Agreement provides that it may be amended in writing, from time to time, exclusively by unanimous written approval of the Members;

NOW THEREFORE IT IS:

RESOLVED, that, after consideration of the relevant factors, the undersigned have determined that the terms of the transactions contemplated by the Contribution Agreement, are fair, advisable and in the best interests of the Company; it is

FURTHER RESOLVED, that the transactions contemplated by the Contribution Agreement are authorized, approved and ratified in all respects; and it is

FURTHER RESOLVED, that, pursuant to the authority of Section 10.8 of the Operating Agreement, ARTICLE 8 of the Operating Agreement is hereby revoked in its entirety and is of no further force or effect, that ioMedia and Blu Ventures shall both be free to transfer their respective Membership Interests in the Company to PowerCerv pursuant to the terms and conditions of the Contribution Agreement and that the Operating Agreement, as amended, shall continue in full force and effect.

Ratification of Prior Acts; Authorization of Further Actions

RESOLVED, that any and all lawful action taken in good faith by the managers of the Company, or any one of them acting alone, prior to the date hereof on behalf of the Company and in furtherance of the transactions contemplated by the foregoing resolutions are in all respects ratified, confirmed and approved by the Company as its own acts and deeds, and shall be conclusively deemed to be the acts and deeds of the Company for all purposes; it is

RESOLVED FURTHER, that the managers of the Company, or any one of them acting alone, are authorized to execute any and all documents or instruments and to do and perform any and all such other acts and things that may be deemed necessary, appropriate or advisable to effect the purposes of each of the foregoing resolutions; it is

RESOLVED FURTHER, that this Consent may be signed in multiple counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument. A facsimile signature page to this Consent shall be deemed an original for all purposes; and it is

SEARCHPLAY, LLC

WRITTEN CONSENT OF MEMBERS

IN WITNESS WHEREOF, the undersigned have executed this Written Consent of Members to be effective as of the _21st_ day of September, 2005.

"MEMBERS"

IOMEDIA PARTNERS, LLC,
a North Carolina limited
liability company

By: _____
    Name: _____
    Title: _____

BLU VENTURES, LLC,
a Florida limited liability company

By: _____
    Name: Robert Brahms
    Title: PRES. MGR

By: _____
    Name: COURTNEY JONES
    Title: MGR

ASSIGNMENT OF INVENTION

WHEREAS, We, **Blu Ventures, LLC**, a company of the United States, residing at 13451 McGregor Blvd., Ste, 32, Ft. Myers, FL 33919, and **IoMedia Partners, LLC**, a company of the United States, residing at 910 E. Elm Street, Graham, NC 27253, are the owners, of the full and exclusive right, title and interest in and to our inventions entitled:

METHODS TO GENERATE REVENUE FOR A GLOBAL INFORMATIONAL NETWORK-BASED MEDIA PROVIDER, for which the following patent applications were filed: U. S. APPLICATION SERIAL NO. 11/182,705 and PCT/IB2005/052369;

A METHOD TO PROMOTE BRANDED PRODUCTS AND/OR SERVICES, for which the following patent applications were filed: U. S. APPLICATION SERIAL NO. 11/182,716 and PCT/IB2005/052368;

A METHOD TO ACCESS AND USE AN INTEGRATED WEB SITE IN A MOBILE ENVIRONMENT, for which the following patent applications were filed: U. S. APPLICATION SERIAL NO. 11/182,732 and PCT/IB2005/052367;

METHOD TO ADAPT SEARCH RESULTS PROVIDED BY AN INTEGRATED NETWORK-BASED MEDIA STATION/SEARCH ENGINE BASED ON USER LIFESTYLE, for which the following patent applications were filed: U. S. APPLICATION SERIAL NO. 11/183,180 and PCT/IB2005/052371;

SYSTEMS AND METHODS TO PROVIDE INTERNET SEARCH/PLAY MEDIA SERVICES, for which the following patent applications were filed: U. S. APPLICATION SERIAL NO. 11/183,242 and PCT/IB2005/052370;

METHODS TO ADAPT SEARCH RESULTS PROVIDED BY AN INTEGRATED NETWORK-BASED MEDIA/SEARCH ENGINE BASED ON USER LIFESTYLE, for which the following patent applications were filed: U. S. APPLICATION SERIAL NO. 11/066,623 and PCT/US2005/006401;

A METHOD FOR OPERATING AN INTERNET BROADCASTING STATION, for which the following patent applications were filed: U. S. APPLICATION SERIAL NO. 10/664,407 and PCT/US2004/30405;

WHEREAS, **POWERCERV CORPORATION**, a Florida corporation, is desirous of acquiring the exclusive right, title and interest in, to and under said invention; in, to and under the above-listed patent applications; and in, to and under any related Letters Patent obtained therefore.

Akron - 98357.1

NOW, THEREFORE, for good and valuable consideration, the receipt of which is hereby acknowledged:

Blu Ventures, LLC and IoMedia Partners, LLC hereby sell, assign, transfer and set over unto POWERCERV CORPORATION, its successors and assigns, the full and exclusive right, title and interest in and to any and all improvements which are disclosed in said invention, including the above listed patent applications, to be obtained for said invention by any application or any continuation, division, renewal, substitute or reissue thereof or any legal equivalent thereof in a foreign country for the full term or terms for which the same may be granted, including all priority rights under the International Convention, including the right to sue and collect for past, present and/or future infringement including provisional rights.

Blu Ventures, LLC and IoMedia Partners, LLC hereby covenant that no assignment, sale, agreement or encumbrance has been or will be made or entered into which would conflict with this assignment.

Blu Ventures, LLC and IoMedia Partners, LLC further covenant that PowerCerv Corporation will, upon its request, be provided promptly with all pertinent facts and documents relating to said invention and said Letters Patent and legal equivalents as may be known and accessible to Blu Ventures, LLC and IoMedia Partners, LLC and will testify as to the same in any interference, litigation or proceeding related thereto and will promptly execute and deliver to PowerCerv or its legal representatives any and all papers, instruments or affidavits required to apply for, obtain, maintain, issue and enforce said application, said invention and said Letters Patent and said equivalents thereof which may be necessary or desirable to carry out the purposes thereof.

By: [signature] Date: 9/21/05
Blu Ventures, LLC

Name/Title: Courtney Jones, Managing Member of Blu Ventures, LLC

By: [signature] Date: 27 Sep 2005
IoMedia Partners, LLC

Name/Title: Michael Roe, Managing Member of IoMedia Partners, LLC

Akron - 98357.1

For:　U.S. Rights and Foreign Rights
For:　U.S. Application
By:　IOMEDIA PARTNERS, LLC

ASSIGNMENT OF INVENTION

In consideration of the payment by ASSIGNEE to ASSIGNORS of the sum of One Dollar ($1.00), the receipt of which is hereby acknowledged, and for other good and valuable consideration,

ASSIGNORS:

Blu Ventures, LLC
13451 McGregor Blvd., Ste 32
Ft. Myers, FL 33919
State of Formation: Florida

IoMedia Partners, LLC
910 E. Elm Street
Graham, NC 27253
State of Formation: North Carolina

hereby sell, assign and transfer to

ASSIGNEE:

PowerCerv Corporation
10150 Highland Manor Drive
Suite 2700
Tampa, FL 33610

and the successors, assigns and legal representatives of the ASSIGNEE the entire right, title and interest for the United States and its territorial possessions and in all foreign countries, including all rights to claim priority, in and to any and all improvements which are disclosed in the invention entitled:

A METHOD FOR OPERATING AN INTERNET BROADCASTING STATION

and which is found in (37 C.F.R. Section 3.21) U.S. application no. 10/664,407 filed on September 19, 2003 and any legal equivalent thereof in a foreign country, including the right to claim priority and, in and to, all Letters Patent to be obtained for said invention by the above application or any continuation, division, renewal, or substitute thereof, and as to letters patent any reissue or re-examination thereof.

ASSIGNORS hereby covenant that no assignment, sale, agreement or encumbrance has been or will be made or entered into which would conflict with this assignment.

ASSIGNORS further covenant that ASSIGNEE will, upon its request, be provided promptly with all pertinent facts and documents relating to said invention and said Letters Patent and legal equivalents as may be known and accessible to ASSIGNORS and will testify as to the same in any interference,

litigation or proceeding related thereto and will promptly execute and deliver to ASSIGNEE or its legal representatives any and all papers, instruments or affidavits required to apply for, obtain, maintain, issue and enforce said application, said invention and said Letters Patent and said equivalents thereof which may be necessary or desirable to carry out the purposes thereof.

ASSIGNORS AND ASSIGNEES agree that this assignment shall be recorded in the United States Patent and Trademark Office.

By: ______________________ Date: 9/21/05
BluVentures, LLC

Name/Title: Courtney Jones, Managing Member of Blu Ventures, LLC

By: Michael R. Roe Date: 22 Sept 2005
IoMedia Partners, LLC

Name/Title: Michael Roe, Managing Member of IoMedia Partners, LLC

Practitioner's Docket No. 200150.00019 *PATENT*

For: U.S. Rights and Foreign Rights
For: U.S. Application
By: BLU VENTURES LLC
IOMEDIA PARTNERS, LLC

ASSIGNMENT OF INVENTION

In consideration of the payment by ASSIGNEE to ASSIGNORS of the sum of One Dollar ($1.00), the receipt of which is hereby acknowledged, and for other good and valuable consideration,

ASSIGNORS:

Blu Ventures, LLC
13451 McGregor Blvd., Ste 32
Ft. Myers, FL 33919
State of Formation: Florida

IoMedia Partners, LLC
910 E. Elm Street
Graham, NC 27253
State of Formation: North Carolina

hereby sell, assign and transfer to

ASSIGNEE:

PowerCerv Corporation
10150 Highland Manor Drive
Suite 2700
Tampa, FL 33610

and the successors, assigns and legal representatives of the ASSIGNEE the entire right, title and interest for the United States and its territorial possessions and in all foreign countries, including all rights to claim priority, in and to any and all improvements which are disclosed in the invention entitled:

METHODS TO ADAPT SEARCH RESULTS PROVIDED BY AN INTEGRATED NETWORK-BASED MEDIA/SEARCH ENGINE BASED ON USER LIFESTYLE

and which is found in (37 C.F.R. Section 3.21) U.S. application no. 11/066,623 filed on February 25, 2005 and any legal equivalent thereof in a foreign country, including the right to claim priority and, in and to, all Letters Patent to be obtained for said invention by the above application or any continuation, division, renewal, or substitute thereof, and as to letters patent any reissue or re-examination thereof.

ASSIGNORS hereby covenant that no assignment, sale, agreement or encumbrance has been or will be made or entered into which would conflict with this assignment.

ASSIGNORS further covenant that ASSIGNEE will, upon its request, be provided promptly with all pertinent facts and documents relating to said invention and said Letters Patent and legal equivalents as may be known and accessible to ASSIGNORS and will testify as to the same in any interference, litigation or proceeding related thereto and will promptly execute and deliver to ASSIGNEE or its legal representatives any and all papers, instruments or affidavits required to apply for, obtain, maintain, issue and enforce said application, said invention and said Letters Patent and said equivalents thereof which may be necessary or desirable to carry out the purposes thereof.

ASSIGNORS AND ASSIGNEES agree that this assignment shall be recorded in the United States Patent and Trademark Office.

By: ______________________ Date: 9/21/05
BluVentures, LLC

Name/Title: Courtney Jones, Managing Member of Blu Ventures, LLC

By: ______________________ Date: 22 Sept 2005
IoMedia Partners, LLC

Name/Title: Michael Roe, Managing Member of IoMedia Partners, LLC

For: U.S. Rights and Foreign Rights
For: U.S. Application
By: Blu Ventures, LLC/IoMedia Partners, LLC

ASSIGNMENT OF INVENTION

In consideration of the payment by ASSIGNEE to ASSIGNOR of the sum of One Dollar ($1.00), the receipt of which is hereby acknowledged, and for other good and valuable consideration,

ASSIGNOR:

Blu Ventures, LLC
13451 McGregor Blvd., Ste. 32
Ft. Myers, FL 33919
State of Formation: Florida

IoMedia Partners, LLC
910 E. Elm Street
Graham, NC 27253
Sate of Formation: North Carolina

hereby sell, assign and transfer to

ASSIGNEE:

PowerCerv Corporation
10150 Highland Manor Drive
Suite 2700
Tampa, FL   33610

and the successors, assigns and legal representatives of the ASSIGNEE the entire right, title and interest for the United States and its territorial possessions and in all foreign countries, including all rights to claim priority, in and to any and all improvements which are disclosed in the invention entitled:

A METHOD TO ACCESS AND USE AN INTEGRATED WEB SITE IN A MOBILE ENVIRONMENT

and which is found in (37 C.F.R. Section 3.21) U.S. application no. 11/182,732 filed on July 15, 2005 and any legal equivalent thereof in a foreign country, including the right to claim priority and, in and to, all Letters Patent to be obtained for said invention by the above application or any continuation, division, renewal, or substitute thereof, and as to letters patent any reissue or re-examination thereof.

ASSIGNOR hereby covenants that no assignment, sale, agreement or encumbrance has been or will be made or entered into which would conflict with this assignment.

ASSIGNOR further covenants that ASSIGNEE will, upon its request, be provided promptly with all pertinent facts and documents relating to said invention and said Letters Patent and legal equivalents as may be known and accessible to ASSIGNOR and will testify as to the same in any interference, litigation or proceeding related thereto and will promptly execute and deliver to ASSIGNEE or its legal representatives any and all papers, instruments or affidavits required to apply for, obtain, maintain, issue and enforce said application, said invention and said Letters Patent and said equivalents thereof which may be necessary or desirable to carry out the purposes thereof.

ASSIGNORS AND ASSIGNEES agree that this assignment shall be recorded in the United States Patent and Trademark Office.

By: _____   Date: 9/21/05
BluVentures, LLC

Name/Title: Courtney Jones, Managing Member of Blu Ventures, LLC

By: _____   Date: 27 Sept 2005
IoMedia Partners, LLC

Name/Title: Michael Roe, Managing Member of IoMedia Partners, LLC

For: U.S. Rights and Foreign Rights
For: U.S. Application
By: Blu Ventures, LLC/IoMedia Partners, LLC

ASSIGNMENT OF INVENTION

In consideration of the payment by ASSIGNEE to ASSIGNOR of the sum of One Dollar ($1.00), the receipt of which is hereby acknowledged, and for other good and valuable consideration,

ASSIGNOR:

Blu Ventures, LLC
13451 McGregor Blvd., Ste. 32
Ft. Myers, FL 33919
State of Formation: Florida

IoMedia Partners, LLC
910 E. Elm Street
Graham, NC 27253
Sate of Formation: North Carolina

hereby sell, assign and transfer to

ASSIGNEE:

PowerCerv Corporation
10150 Highland Manor Drive
Suite 2700
Tampa, FL 33610

and the successors, assigns and legal representatives of the ASSIGNEE the entire right, title and interest for the United States and its territorial possessions and in all foreign countries, including all rights to claim priority, in and to any and all improvements which are disclosed in the invention entitled:

METHOD TO ADAPT SEARCH RESULTS PROVIDED BY AN INTEGRATED NETWORK-BASED MEDIA STATION/SEARCH ENGINE BASED ON USER LIFESTYLE

and which is found in (37 C.F.R. Section 3.21) U.S. application no. 11/183,180 filed on July 15, 2005 and any legal equivalent thereof in a foreign country, including the right to claim priority and, in and to, all Letters Patent to be obtained for said invention by the above application or any continuation, division, renewal, or substitute thereof, and as to letters patent any reissue or re-examination thereof.

ASSIGNOR hereby covenants that no assignment, sale, agreement or encumbrance has been or will be made or entered into which would conflict with this assignment.

ASSIGNOR further covenants that ASSIGNEE will, upon its request, be provided promptly with all pertinent facts and documents relating to said invention and said Letters Patent and legal equivalents as may be known and accessible to ASSIGNOR and will testify as to the same in any interference, litigation or proceeding related thereto and will promptly execute and deliver to ASSIGNEE or its legal representatives any and all papers, instruments or affidavits required to apply for, obtain, maintain, issue and enforce said application, said invention and said Letters Patent and said equivalents thereof which may be necessary or desirable to carry out the purposes thereof.

ASSIGNORS AND ASSIGNEES agree that this assignment shall be recorded in the United States Patent and Trademark Office.

By: _____   Date: _9/21/05_
  BluVentures, LLC

Name/Title: Courtney Jones, Managing Member of Blu Ventures, LLC

By: _____   Date: _27 Sept 2005_
  IoMedia Partners, LLC

Name/Title: Michael Roe, Managing Member of IoMedia Partners, LLC

For: U.S. Rights and Foreign Rights
For: U.S. Application
By: Blu Ventures, LLC/IoMedia Partners, LLC

ASSIGNMENT OF INVENTION

In consideration of the payment by ASSIGNEE to ASSIGNOR of the sum of One Dollar ($1.00), the receipt of which is hereby acknowledged, and for other good and valuable consideration,

ASSIGNOR:

Blu Ventures, LLC
13451 McGregor Blvd., Ste. 32
Ft. Myers, FL 33919
State of Formation: Florida

IoMedia Partners, LLC
910 E. Elm Street
Graham, NC 27253
Sate of Formation: North Carolina

hereby sell, assign and transfer to

ASSIGNEE:

PowerCerv Corporation
10150 Highland Manor Drive
Suite 2700
Tampa, FL 33610

and the successors, assigns and legal representatives of the ASSIGNEE the entire right, title and interest for the United States and its territorial possessions and in all foreign countries, including all rights to claim priority, in and to any and all improvements which are disclosed in the invention entitled:

A METHOD TO PROMOTE BRANDED PRODUCTS AND/OR SERVIES

and which is found in (37 C.F.R. Section 3.21) U.S. application no. 11/182,716 filed on July 15, 2005 and any legal equivalent thereof in a foreign country, including the right to claim priority and, in and to, all Letters Patent to be obtained for said invention by the above application or any continuation, division, renewal, or substitute thereof, and as to letters patent any reissue or re-examination thereof.

ASSIGNOR hereby covenants that no assignment, sale, agreement or encumbrance has been or will be made or entered into which would conflict with this assignment.

ASSIGNOR further covenants that ASSIGNEE will, upon its request, be provided promptly with all pertinent facts and documents relating to said invention and said Letters Patent and legal equivalents as may be known and accessible to ASSIGNOR and will testify as to the same in any interference, litigation or proceeding related thereto and will promptly execute and deliver to ASSIGNEE or its legal representatives any and all papers, instruments or affidavits required to apply for, obtain, maintain, issue and enforce said application, said invention and said Letters Patent and said equivalents thereof which may be necessary or desirable to carry out the purposes thereof.

ASSIGNORS AND ASSIGNEES agree that this assignment shall be recorded in the United States Patent and Trademark Office.

By: ______________________ Date: 9/21/05

BluVentures, LLC

Name/Title: Courtney Jones, Managing Member of Blu Ventures, LLC

By: Michael R. Roe Date: 22 Sept 2005

IoMedia Partners, LLC

Name/Title: Michael Roe, Managing Member of IoMedia Partners, LLC

For: U.S. Rights and Foreign Rights
For: U.S. Application
By: Blu Ventures, LLC/IoMedia Partners, LLC

ASSIGNMENT OF INVENTION

In consideration of the payment by ASSIGNEE to ASSIGNOR of the sum of One Dollar ($1.00), the receipt of which is hereby acknowledged, and for other good and valuable consideration,

ASSIGNOR:

Blu Ventures, LLC
13451 McGregor Blvd., Ste. 32
Ft. Myers, FL 33919
State of Formation: Florida

IoMedia Partners, LLC
910 E. Elm Street
Graham, NC 27253
Sate of Formation: North Carolina

hereby sell, assign and transfer to

ASSIGNEE:

PowerCerv Corporation
10150 Highland Manor Drive
Suite 2700
Tampa, FL   33610

and the successors, assigns and legal representatives of the ASSIGNEE the entire right, title and interest for the United States and its territorial possessions and in all foreign countries, including all rights to claim priority, in and to any and all improvements which are disclosed in the invention entitled:

METHODS TO GENERATE REVENUE FOR A GLOBAL INFORMATIONAL NETWORK-BASED MEDIA PROVIDER

and which is found in (37 C.F.R. § 3.21) U.S. application filed 07/15/2005 naming the above corporation for the above-entitled invention and any legal equivalent thereof in a foreign country, including the right to claim priority and, in and to, all Letters Patent to be obtained for said invention by the above application or any continuation, division, renewal, or substitute thereof, and as to letters patent any reissue or re-examination thereof.

ASSIGNOR hereby covenants that no assignment, sale, agreement or encumbrance has been or will be made or entered into which would conflict with this assignment.

ASSIGNOR further covenants that ASSIGNEE will, upon its request, be provided promptly with all pertinent facts and documents relating to said invention and said Letters Patent and legal equivalents as may be known and accessible to ASSIGNOR and will testify as to the same in any interference, litigation or proceeding related thereto and will promptly execute and deliver to ASSIGNEE or its legal representatives any and all papers, instruments or affidavits required to apply for, obtain, maintain, issue and enforce said application, said invention and said Letters Patent and said equivalents thereof which may be necessary or desirable to carry out the purposes thereof.

ASSIGNORS AND ASSIGNEES agree that this assignment shall be recorded in the United States Patent and Trademark Office.

By: _____   Date: 9/21/05
     BluVentures, LLC

Name/Title: Courtney Jones, Managing Member of Blu Ventures, LLC

By: _____   Date: 27 Sept 2005
     IoMedia Partners, LLC

Name/Title: Michael Roe, Managing Member of IoMedia Partners, LLC

<table>
<tr><td>For:</td><td>U.S. Rights and Foreign Rights</td></tr>
<tr><td>For:</td><td>U.S. Application</td></tr>
<tr><td>By:</td><td>Blu Ventures, LLC/IoMedia Partners, LLC</td></tr>
</table>

ASSIGNMENT OF INVENTION

In consideration of the payment by ASSIGNEE to ASSIGNOR of the sum of One Dollar ($1.00), the receipt of which is hereby acknowledged, and for other good and valuable consideration,

ASSIGNOR:

Blu Ventures, LLC
13451 McGregor Blvd., Ste. 32
Ft. Myers, FL 33919
State of Formation: Florida

IoMedia Partners, LLC
910 E. Elm Street
Graham, NC 27253
Sate of Formation: North Carolina

hereby sell, assign and transfer to

ASSIGNEE:

PowerCerv Corporation
10150 Highland Manor Drive
Suite 2700
Tampa, FL   33610

and the successors, assigns and legal representatives of the ASSIGNEE the entire right, title and interest for the United States and its territorial possessions and in all foreign countries, including all rights to claim priority, in and to any and all improvements which are disclosed in the invention entitled:

SYSTEMS AND METHODS TO PROVIDE INTERNET SEARCH/PLAY MEDIA SERVICES

and which is found in (37 C.F.R. Section 3.21) U.S. application no. 11/183,242 filed on July 15, 2005 and any legal equivalent thereof in a foreign country, including the right to claim priority and, in and to, all Letters Patent to be obtained for said invention by the above application or any continuation, division, renewal, or substitute thereof, and as to letters patent any reissue or re-examination thereof.

ASSIGNOR hereby covenants that no assignment, sale, agreement or encumbrance has been or will be made or entered into which would conflict with this assignment.

ASSIGNOR further covenants that ASSIGNEE will, upon its request, be provided promptly with all pertinent facts and documents relating to said invention and said Letters Patent and legal equivalents as may be known and accessible to ASSIGNOR and will testify as to the same in any interference, litigation or proceeding related thereto and will promptly execute and deliver to ASSIGNEE or its legal representatives any and all papers, instruments or affidavits required to apply for, obtain, maintain, issue and enforce said application, said invention and said Letters Patent and said equivalents thereof which may be necessary or desirable to carry out the purposes thereof.

ASSIGNORS AND ASSIGNEES agree that this assignment shall be recorded in the United States Patent and Trademark Office.

By: ______________________ Date: 9/21/05
BluVentures, LLC

Name/Title: Courtney Jones, Managing Member of Blu Ventures, LLC

By: ______________________ Date: 21 Sept 2005
IoMedia Partners, LLC

Name/Title: Michael Roe, Managing Member of IoMedia Partners, LLC